FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/24/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 24, 2009

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006

46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Ternium S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

We draw attention to Note 29 to the financial statements which describes the uncertainty related to the amount of the compensation to be received by Ternium in connection with the nationalization process of Sidor C.A. Our opinion is not qualified in respect of this matter.

Buenos Aires, Argentina

February 24, 2009

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2008	2007	2006
Continuing operations
Net sales	30	8,464,885	5,633,366	4,484,918
Cost of sales	6 & 30	(6,128,027)	(4,287,671)	(3,107,629)

Gross profit		2,336,858	1,345,695	1,377,289

Selling, general and administrative expenses	7	(669,473)	(517,433)	(370,727)
Other operating income (expenses), net	9	8,662	8,514	(4,739)

Operating income		1,676,047	836,776	1,001,823

Interest expense	30 &31	(136,111)	(133,109)	(96,814)
Interest income	30	32,178	41,613	33,903
Other financial expenses, net	10	(693,192)	(38,498)	(40,432)

Equity in earnings of associated companies	14	1,851	434	671

Income before income tax expense		880,773	707,216	899,151

Income tax (expense) benefit
Current and deferred income tax expense	11	(258,969)	(291,345)	(353,044)
Reversal of deferred statutory profit sharing	4(n)	96,265	-	-

Income from continuing operations		718,069	415,871	546,107

Discontinued operations
Income from discontinued operations	29	157,095	579,925	444,468

Net income for the year		875,164	995,796	990,575

Attributable to:
Equity holders of the Company	28	715,418	784,490	795,424
Minority interest		159,746	211,306	195,151

		875,164	995,796	990,575

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	1,936,833,060
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.36	0.39	0.41
Diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.36	0.39	0.41

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2008		December 31, 2007
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,212,313		6,776,630
Intangible assets, net	13	1,136,367		1,449,320
Investments in associated companies	14	5,585		44,042
Other investments, net	15 & 30	16,948		14,815
Deferred tax assets	23	-		31,793
Receivables, net	16 & 30	120,195	5,491,408	236,523	8,553,123

Current assets
Receivables	17 & 30	248,991		405,031
Derivative financial instruments	25	1,516		577
Inventories, net	6 & 18	1,826,547		1,904,489
Trade receivables, net	19 & 30	622,992		825,553
Available for sale assets – discontinued operations	29	1,318,900		-
Other investments	20	90,008		65,337
Cash and cash equivalents	20	1,065,552	5,174,506	1,125,830	4,326,817

Non-current assets classified as held for sale	29		5,333		769,142

			5,179,839		5,095,959

Total assets			10,671,247		13,649,082

EQUITY
Capital and reserves attributable to the company’s equity holders			4,597,370		4,452,680

Minority interest			964,094		1,805,243

Total equity			5,561,464		6,257,923

LIABILITIES
Non-current liabilities
Provisions	21	24,400		57,345
Deferred income tax	23	810,160		1,327,768
Other liabilities	24	148,690		333,674
Trade payables	30	-		6,690
Derivative financial instruments	25	65,847		-
Borrowings	26	2,325,867	3,374,964	3,676,072	5,401,549

Current liabilities
Current tax liabilities		194,075		179,678
Other liabilities	24 & 30	103,376		180,974
Trade payables	30	438,711		995,663
Derivative financial instruments	25	57,197		13,293
Borrowings	26	941,460	1,734,819	406,239	1,775,847

Liabilities directly associated with non-current assets classified as held for sale	29		-		213,763

			1,734,819		1,989,610

Total liabilities			5,109,783		7,391,159

Total equity and liabilities			10,671,247		13,649,082

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Currency translation adjustment (4)					(417,746)		(417,746)	(85,250)	(502,996)
Net income for the year						715,418	715,418	159,746	875,164
Change in fair value of cash flow hedge (net of taxes)			(52,745)				(52,745)	(6,708)	(59,453)
Total recognized income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (5)			(91,696)			91,696
Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Includes an increase of USD 121.9 million corresponding to the currency translation adjustment from discontinued operations attributable to the Company’s equity holders and of USD 29.6 million attributable to the Minority interest.

(5)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2007	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

Currency translation adjustment					10,869		10,869	(13,152)	(2,283)
Net income for the year						784,490	784,490	211,306	995,796
Total recognized income for the year					10,869	784,490	795,359	198,154	993,513

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)
Acquisition of business (see Note 3)								(195)	(195)
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165

Balance at December 31, 2007	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2006	1,396,551	(5,456)	1,462,138	(2,298,048)	(92,691)	1,379,960	1,842,454	1,633,881	3,476,335

Currency translation adjustment					(28,917)		(28,917)	(6,479)	(35,396)
Net income for the year						795,424	795,424	195,151	990,575
Total recognized income for the year					(28,917)	795,424	766,507	188,672	955,179

Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019

Balance at December 31, 2006	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2008	2007	2006
Cash flows from operating activities
Income from continuing operations		718,069	415,871	546,107
Adjustments for:
Depreciation and amortization	12&13	413,541	355,271	251,371
Income tax accruals less payments	31	(88,511)	(51,471)	72,613
Derecognition of property, plant and equipment	9 (iii)	-	-	13,130
Changes to pension plan	24	-	-	46,947
Equity in earnings of associated companies	14	(1,851)	(434)	(671)
Interest accruals less payments	31	(84,151)	87,580	2,237
Changes in provisions		2,358	2,995	2,770
Changes in working capital	31	(1,071,472)	97,728	(156,707)
Net foreign exchange losses (gains) and others		629,530	28,878	(23,789)
Net cash provided by operating activities		517,513	936,418	754,008

Cash flows from investing activities
Capital expenditures	12&13	(587,904)	(344,293)	(314,863)
Changes in trust funds		-	-	5,185
Acquisition of business:
Purchase consideration	3	-	(1,728,869)	(210,548)
Cash acquired	3	-	190,087	-
Income tax credit paid on business acquisition	3	-	(297,700)	-
Increase in other investments		(24,674)	(65,337)	-
Investments in associated companies		-	-	(2,598)
Proceeds from the sale of property, plant and equipment		2,103	24,490	2,787
Proceeds from the sale of discontinued operations	29 (i)	718,635	-	-
Discontinued operations	29 (iv)	242,370	419,305	326,904
Net cash provided by (used in) investing activities		350,530	(1,802,317)	(193,133)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(100,237)	(100,237)	-
Dividends paid in cash and other distributions by subsidiary companies		(19,595)	(20,000)	(27,175)
Net proceeds from Initial Public Offering		-	-	525,019
Contributions from shareholders		-	-	3,085
Contributions from minority shareholders in consolidated subsidiaries		-	1,165	-
Proceeds from borrowings		519,809	4,052,745	109,144
Repayments of borrowings		(1,152,886)	(2,574,627)	(1,292,548)
Net cash (used in) provided by financing activities		(752,909)	1,359,046	(682,475)

Increase (Decrease) in cash and cash equivalents		115,134	493,147	(121,600)

Movement in cash and cash equivalents
At January 1,(1)		1,125,830	632,941	754,856
Effect of exchange rate changes		(17,518)	(258)	(315)
Increase (Decrease) in cash and cash equivalents		115,134	493,147	(121,600)
Cash & cash equivalents of discontinued operations at March 31, 2008		(157,894)	-	-
Cash and cash equivalents at December 31,	20	1,065,552	1,125,830	632,941

Non-cash transactions
Conversion of debt instruments into shares		-	-	605,924

(1)	In addition, the Company had restricted cash for USD 10,350 at December 31, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating income (expense), net
10	Other financial expenses, net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net – non current
16	Receivables, net - non current
17	Receivables - current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions - non current
22	Allowances - current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management

TERNIUM S.A.
Notes to the Consolidated Financial Statements

1	Business of the Company, Initial Public Offering and corporate reorganization

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.

Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustín’s investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies (the “Corporate Reorganization”). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006.

Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex S.A. de C.V. (“Hylsamex”). As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issued shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line item in the Statement of changes in shareholders’ equity and amounts to USD 50.1 million.

After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

2	Basis of presentation

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2009), as issued by the International Accounting Standards Board. These consolidated financial statements are presented in thousands of United States dollars (“USD”).

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (the transition date to IFRS) and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2008	2007	2006

Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	-	88.23%	88.22%
Siderar S.A.I.C.	Argentina	Manufacturing and selling of flat steel products	60.93%	60.93%	60.93%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	-	56.38%	56.38%
Ternium Internacional S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
Ylopa - Servicos de Consultadoria Lda. (3)	Portugal	Participation in the debt restructuring process of Amazonia and Sidor C.A.	94.38%	95.66%	95.66%
Consorcio Siderurgia Amazonia S.L.U. (formerly Consorcio Siderurgia Amazonia Ltd.) (4)	Spain	Holding of investments in Venezuelan steel companies	94.38%	94.38%	94.38%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%	100.00%
Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	-	61.32%	61.32%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.96%	60.93%	60.93%
Inversiones Basilea S.A. (6)	Chile	Purchase and sale of real estate and other	60.93%	60.93%	60.93%
Prosid Investments S.C.A.(6)	Uruguay	Holding company	60.93%	60.93%	60.93%
Ternium Internacional España S.L.U. (7)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (8)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (8)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (8)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A.C. (8)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Hylsa S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	88.71%	88.23%	88.22%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2008	2007	2006

Ferropak Comercial S.A. de C.V. (9)	Mexico	Scrap company	88.71%	88.23%	88.22%
Ferropak Servicios S.A. de C.V. (9)	Mexico	Services	88.71%	88.23%	88.22%
Galvacer America Inc (9)	USA	Distributing company	88.71%	88.23%	88.22%
Galvamet America Corp (9)	USA	Manufacturing and selling of insulates panel products	88.71%	88.23%	88.22%
Transamerica E. & I. Trading Corp (9)	USA	Scrap company	88.71%	88.23%	88.22%
Galvatubing Inc. (9)	USA	Manufacturing and selling of pipe products	88.71%	88.23%	88.22%
Las Encinas S.A. de C.V. (9)	Mexico	Exploration, explotation and pelletizing of iron ore	88.71%	88.23%	88.22%
Técnica Industrial S.A. de C.V. (9)	Mexico	Services	88.71%	88.23%	88.22%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	44.36%	44.12%	44.11%
Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.36%	44.12%	44.11%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	-
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	100.00%	-
Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	66.09%	65.73%	-
Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	88.71%	100.00%	-
Imsa Acero S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	-
Enermex S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	-
Sefimsa S.A. de C.V. (12)	Mexico	Financial Services	88.71%	100.00%	-
Ecore Holding S. de R.L. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	-
Neotec L.L.C. (12)	USA	Holding company	88.71%	100.00%	-
Treasury Services L.L.C. (12)	USA	Financial Services	88.71%	100.00%	-
APM, S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	-
Acedor, S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	-
Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	-
Acerus S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	-
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	88.71%	100.00%	-
Imsamex Ecuador S.A. (12)	Ecuador	Marketing of steel products	88.71%	100.00%	-
Industrias Monterrey S.A. (12)	Guatemala	Manufacturing and selling of steel products	88.71%	100.00%	-
Corporativo Grupo Imsa S.A. de C.V. (12)	Mexico	Services	88.71%	100.00%	-
Industrias Monterrey S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	-

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2008	2007	2006

Ternium USA Inc. (formerly Imsa Holding Inc.) (12)	USA	Holding company	88.71%	100.00%	-
Industria Galvanizadora S.A. (12)	Guatemala	Manufacturing and selling of steel products	88.71%	100.00%	-
Imsa Americas Inc. (12)	USA	Marketing of steel products	88.71%	100.00%	-
Imsa Caribbean Inc. (12)	Puerto Rico	Manufacturing and selling of steel products	88.71%	100.00%	-
Ternium Internacional de Colombia S.A. (formerly Imsa Colombia S.A.)	Colombia	Marketing of steel products	100.00%	100.00%	-
Imsa Andina S.A. (12)	Peru	Marketing of steel products	88.71%	100.00%	-
Multypanel de América S.A. (12)	Costa Rica	Manufacturing and selling of insulates panel products	88.71%	100.00%	-
Industria Galvanizadora S.A. (12)	Nicaragua	Manufacturing and selling of steel products	88.09%	99,30%	-
Industria Galvanizadora de Honduras S.A. de C.V. (12)	Honduras	Manufacturing and selling of steel products	88.00%	99.20%	-
Ternium Internacional El Salvador, S.A. de C.V. (formerly Industria Galvanizadora S.A. de C.V.) (12)	El Salvador	Manufacturing and selling of steel products	88.65%	99.93%	-
Industrias Monterrey S.A. (12)	Costa Rica	Manufacturing and selling of steel products	88.71%	100.00%	-
Dirken Company S.A. (13)	Uruguay	Holding Company	100.00%	-	-
Secor- Servicios Corporativos S.A. (14)	Venezuela	Holding Company	93.44%	-	-
Ternium Brasil S.A. (14)	Brazil	Holding Company	100.00%	-	-

(1)	Effective April1, 2008 it was merged with and into Ternium México S.A. de C.V.
(2)	See Note 29 (ii).
(3)	Directly (85.62%) and indirectly through Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%.
(4)	Indirectly through Ylopa – Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, this subsidiary was relocated into Spain (formerly Cayman Islands)
(5)	As of December, 2008 it was merged with and into Impeco S.A.
(6)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(7)	Indirectly through Dirken Company S.A. Total voting rights held 100.00%
(8)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%
(9)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 99.92%.
(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method (see Note 2 (ii))
(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.44%.
(12)
Indirectly through Ternium Mexico S.A. de C.V. (see Note 3 (a)). Effective April 1, 2008 Siderar exchanged all of its shares in Hylsamex for shares in Ternium Mexico S.A. de C.V., thus reducing Ternium’s indirect participation in all of Ternium Mexico’s subsidiaries.

(13)	Incorporated during 2008, as a result of a spin off of Ternium Internacional S.A.
(14)	Incorporated during 2008.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. The most significant modifications to comparative information are described below:

(i)     In fiscal year 2007, Ternium presented cash flows from disposal groups and discontinued operations based on their nature as either cash flows from operating, investing or financing activities. In 2008 net cash flows from disposal groups and discontinued operations have been disclosed within cash flows from investing activities.

Caption	As originally presented	Current period presentation

Cash flows from operating activities	6,535	-
Cash flows from investing activities	(10,435)	(3,900)
Cash flows from financing activities	-	-

(ii)    Until December 31, 2007, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented following the consolidation method prescribed by IAS 27. Beginning in December 31, 2008, the Company began accounting for its investments in these companies under the proportionate consolidation method described by IAS 31, the effect of such modification being immaterial. Changes in the most relevant figures are detailed below:

	Year ended December 31, 2006		Year ended December 31, 2007
Caption	As originally presented	Current period presentation	As originally presented	Current period presentation

Total assets	8,770,539	8,658,254	13,767,310	13,649,082
Total liabilities	3,283,398	3,274,576	7,400,420	7,391,159
Minority interest	1,729,583	1,626,119	1,914,210	1,805,243
Operating income	1,003,807	1,001,823	849,030	836,776
Cash flows from operating activities	761,338	754,008	939,901	936,418
Cash flows from investing activities	(200,526)	(193,133)	(1,805,650)	(1,802,317)
Cash flows from financing activities	(682,475)	(682,475)	1,359,046	1,359,046

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. The most critical estimates made by management in these financial statements are those related to impairment tests of Property, plant and equipment, Goodwill and other assets, valuation allowances for inventories and other provisions. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 24, 2009.

3	Acquisition of business

(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)

On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States, Guatemala, Nicaragua, Honduras, El Salvador and Costa Rica. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.

Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

	USD Thousands
	Fair value	Book value

Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949
Net	1,207,158	543,948
Goodwill	455,776
Goodwill – Discontinued operations	65,740
Total Purchase Consideration	1,728,674
Other cash consideration – Income Tax paid on the transaction	297,700

(1) These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.

Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against future income tax obligations for the following three fiscal years. As the Company expects to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment (USD 222.7 million have  been disclosed under Other Receivables line item and USD 75.0 million have been offset against Current Tax Liabilities at December 31, 2007). As of December 31, 2008, the remaining tax credit is USD 28.2 million.

The transactions were financed primarily through the incurrence of debt as follows:

•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility would have been repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)

•
Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

The loans are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

These facilities contain covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.

Pro forma data including acquisitions for the year ended December 31, 2007
Had the Grupo Imsa transaction been consummated on January 1, 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately $9.6 billion and $0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.

Subsidiary reorganization
Effective April 1, 2008, Ternium Mexico S.A. de C.V. (“ Ternium Mexico”) was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.

(b) Acerex S.A. de C.V.

In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. (“Acerex”) through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.

As permitted by IFRS 3 “Business Combinations” (“IFRS 3”), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

(c) Additional shares of Siderar bought by Ternium S.A.

On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.

(d) Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex. Goodwill resulting from this acquisition totaled USD 0.7 million. During 2007 and 2008, Siderar completed the acquisition of 94,379 additional shares of Hylsamex, representing 0.02% of that company’s issued and outstanding common stock, for a total consideration of USD 0.3 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Joint ventures

The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.

Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.

(3) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(4) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(4) First-time application of IFRS (continued)

4.1. Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

4.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

At January 1, 2003, the Company did not have derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

(b)	Foreign currency translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2)  Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)    assets and liabilities are translated at the closing rate of each balance sheet;
(ii)   income and expenses for each income statement are translated at average exchange rates; and
(iii)  all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(b)	Foreign currency translation (continued)

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

(c)	Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following specified categories:

•	Financial assets as at fair value through profit or loss: mainly financial assets that are held for trading;
•	Held to maturity investments: these investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis;
•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized directly in equity (AFS reserve) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the income statement for the period;

•
Loans and receivables: are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•	Other non derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses when applicable.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the trade date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified at fair value through the income statement.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial Risk management”.

(d)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(d)	Property, plant and equipment (continued)

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to be ready for their intended use. At December 31, 2008, no borrowing costs have been capitalized.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	10-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).

(e)	Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions and exploration costs

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. Capitalization is made within Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.

(3) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(e)	Intangible assets (continued)

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2008, 2007 and 2006 totaled USD 0.8 million, USD 1.1 million and USD 1.3 million, respectively.

(5) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.

Customer relationships are amortized over a useful life of approximately 10 years.

(6) Trademarks

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.

Trademarks are amortized over a useful life of approximately 5 years.

(f)	Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.

In order to test goodwill for impairment and other assets indicated as possibly impaired, the "fair value less costs to sell" of the related cash-generating unit is calculated and only if it is lower than the carrying amount is the value in use determined. Ternium uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized.  Discounted Cash Flow (DCF) method to determine the "fair value less costs to sell" of a related cash-generating unit, starts with a forecast of all expected future net cash flows.

The net present values involve highly sensitive estimates and assumptions specific to the nature of Ternium's activities with regard to:
•	The amount and timing of projected future cash flows;
•	The discount rate selected and;
•	The tax rate selected

The discount rates used are based on Ternium's weighted average cost of capital, which is adjusted for specific country and currency risks associated with the cash flow projections. To perform the test, post-tax rates have been applied. Discount rates used range from 12.4 to 18.3%.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

At December 31, 2008, 2007 and 2006, no impairment provisions were recorded.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(g)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(h)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier’s invoice cost.

The Company assesses the recoverability of its inventories considering if their selling prices have declined, if the inventories are damaged, or if they have become wholly or partially obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

As of December 31, 2008, the Company established a valuation allowance for net realizable value of USD 160.9 million and maintains an allowance for obsolescence of USD 124.9 million.

(i)	Trade receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(j)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(k)	Non current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2008, totals USD 5.3 million, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(l)	Shareholders’ equity

The consolidated statement of changes in shareholders’ equity for the years 2008, 2007 and 2006 was prepared based on the following criteria:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.
•
Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.

(m)	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized borrowing costs are amortized over the life of their respective debt.

(n)	Income taxes – current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(n)	Income taxes – current and deferred (continued)

In 2008, Hylsa S.A. de C.V.  (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees were transferred to the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the Consolidated Income Statement.

(o)	Employee liabilities

(1)	Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

México
Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina
Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(o)	Employee liabilities (continued)

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.

As of December 31, 2008, the outstanding liability corresponding to the Program amounts to USD 5.8 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2008, is USD 4.8 million.

(4) Social security contributions

Social security laws in force in Argentina and Mexico provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(q)	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r)	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 29 (iii)).

(s)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(t)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(u)	Derivative financial instruments and Hedging Activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to USD 59.5 million (net of taxes for USD 23.1 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under  “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity.

More information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.

(v)	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes the products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

Allocation of net sales is based on the customers’ location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

5	Segment information

Primary reporting format – business segments
	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2008

Net sales	7,124,687	1,075,090	265,108	-	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	-	(6,128,027)
Gross profit	1,868,347	342,758	125,753	-	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	-	(669,473)
Other operating income, net	2,789	2,419	3,454	-	8,662

Operating income	1,310,947	264,874	100,226	-	1,676,047

Capital expenditures - PP&E	511,658	29,684	2,915	-	544,257
Depreciation - PP&E	292,236	37,810	3,715	-	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	-	1,826,547
Trade receivables, net	449,168	133,673	40,151	-	622,992
Property , plant and equipment, net	3,836,241	336,603	39,469	-	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	-	1,136,367
Assets – discontinued operations	-	-	-	1,318,900	1,318,900
Other assets	-	-	-	1,554,128	1,554,128

Segment liabilities	704,455	103,134	43,527	4,258,667	5,109,783

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	4,731,715	772,829	128,822	-	5,633,366
Cost of sales	(3,633,368)	(581,123)	(73,180)	-	(4,287,671)
Gross profit	1,098,347	191,706	55,642	-	1,345,695

Selling, general and administrative expenses	(439,170)	(66,513)	(11,750)	-	(517,433)
Other operating income, net	4,970	4,044	(500)	-	8,514

Operating income	664,147	129,237	43,392	-	836,776

Capital expenditures - PP&E	285,858	21,463	1,277	-	308,598
Depreciation - PP&E	264,382	37,741	7,733	-	309,856

Segment assets
Inventories, net	1,345,386	91,170	12,917	-	1,449,473
Trade receivables, net	553,692	87,237	18,542	-	659,471
Property , plant and equipment, net	4,398,526	360,529	42,309	-	4,801,364
Intangible assets, net	1,319,544	63,506	53,539	-	1,436,589
Assets – discontinued operations	-	-	-	3,599,667	3,599,667
Other assets	-	-	-	1,702,518	1,702,518

Segment liabilities
Liabilities – discontinued operations	-	-	-	853,722	853,722
Other liabilities	704,292	127,252	29,448	5,676,445	6,537,437

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Flat steel products	Long Steel products	Other	Unallocated	Total
Year ended December 31, 2006

Net sales	3,593,053	739,919	151,946	-	4,484,918
Cost of sales	(2,519,689)	(537,001)	(50,939)	-	(3,107,629)
Gross profit	1,073,364	202,918	101,007	-	1,377,289

Selling, general and administrative expenses	(297,647)	(54,196)	(18,884)	-	(370,727)
Other operating expenses, net	(7,687)	1,479	1,469	-	(4,739)

Operating income	768,030	150,201	83,592	-	1,001,823

Capital expenditures - PP&E	293,815	1,372	3,705	-	298,892
Depreciation - PP&E	202,323	25,411	7,638	-	235,372

Segment assets
Inventories, net	822,533	53,212	20,843	-	896,588
Trade receivables, net	303,774	100,219	22,995	-	426,988
Property, plant and equipment, net	2,941,125	254,724	50,608	-	3,246,457
Intangible assets, net	416,120	60,608	57,149	-	533,877
Assets – discontinued operations	-	-	-	2,779,054	2,779,054
Other assets	-	-	-	775,289	775,289

Segment liabilities
Liabilities – discontinued operations	-	-	-	730,999	730,999
Other liabilities	554,598	68,408	22,315	1,898,256	2,543,577

Secondary reporting format - geographical segments

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2008
Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment	1,424,382	2,787,903	28	4,212,313

Depreciation - PP&E	132,891	200,843	27	333,761
Capital expenditures – PP&E	325,496	218,753	8	544,257

Year ended December 31, 2007
Net sales	2,150,717	3,340,982	141,667	5,633,366
Segment assets
Trade receivables, net	57,625	589,418	12,428	659,471
Property, plant and equipment	1,363,016	3,438,298	50	4,801,364

Depreciation – PP&E	127,314	182,504	38	309,856
Capital expenditures – PP&E	140,259	168,339	-	308,598

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)
	South and Central America	North America	Europe and other	Total

Year ended December 31, 2006
Net sales	1,727,584	2,686,789	70,545	4,484,918
Segment assets
Trade receivables, net	86,148	321,523	19,316	426,987
Property, plant and equipment	1,361,602	1,884,767	87	3,246,456

Depreciation - PP&E	108,119	127,209	44	235,372
Capital expenditures – PP&E	208,620	90,269	2	298,891

6	Cost of sales
	Year ended December 31,
	2008		2007		2006

Inventories at the beginning of the year	1,904,489		1,233,629		991,573
Adjustments corresponding to inventories from discontinued operations	(455,013)	1,449,476	(337,041)	896,588	(301,162)	690,411

Acquisition of business				501,304		8,180
Translation differences		(440,685)		(11,571)		(8,703)
Plus: Charges for the year
Raw materials and consumables used and other movements		5,374,363		3,313,355		2,455,678
Services and fees		154,176		118,819		87,772
Labor cost		481,057		348,027		282,072
Depreciation of property, plant and equipment		328,260		300,161		230,228
Amortization of intangible assets		19,023		17,434		14,343
Maintenance expenses		277,753		224,697		189,535
Office expenses		8,347		6,770		6,104
Freight and transportation		37,735		30,899		25,451
Insurance		8,695		6,076		5,753
Provision (Recovery) of obsolescence allowance		82,206		(2,965)		20,849
Provision of valuation allowance		199,972		-		-
Recovery from sales of scrap and by-products		(60,379)		(69,394)		(34,107)
Others		34,575		56,947		30,651
Less: Inventories at the end of the year	(1,826,547)		(1,904,489)		(1,233,629)
Adjustments corresponding to inventories from discontinued operations	-	(1,826,547)	455,013	(1,449,476)	337,041	(896,588)
Cost of Sales		6,128,027		4,287,671		3,107,629

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

7	Selling, general and administrative expenses
	Year ended December 31,
	2008	2007	2006

Services and fees	65,221	50,480	37,990
Labor cost	199,304	159,027	109,548
Depreciation of property plant and equipment	5,501	9,695	5,144
Amortization of intangible assets	60,757	27,981	1,656
Maintenance and expenses	7,737	11,629	10,833
Taxes	79,286	61,123	49,879
Office expenses	32,682	22,362	22,236
Freight and transportation	189,848	155,929	124,359
Increase (Decrease) of allowance for doubtful accounts	2,861	(915)	(5,611)
Others	26,276	20,122	14,693
Selling, general and administrative expenses	669,473	517,433	370,727

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2008	2007	2006
Wages, salaries and social security costs	636,018	448,360	342,684
Termination benefits	22,604	39,992	17,022
Pension benefits (Note 24 (i))	21,739	18,702	31,914
	680,361	507,054	391,620

9	Other operating income (expenses), net

		Year ended December 31,
		2008	2007	2006

(i)	Other operating income
	Gains from the sale of sundry assets	5,535	12,419	-
	Others	13,177	7,068	12,390
	Total other operating income	18,712	19,487	12,390

(ii)	Other operating expenses
	Provision for legal claims and other matters (Note 21)	(2,358)	(2,995)	(2,772)
	Others	(7,692)	(7,978)	(1,227)
	Total other operating expenses	(10,050)	(10,973)	(3,999)

(iii)	Derecognition of property, plant and equipment	-	-	(13,130)

	Total other operating income (expenses), net	8,662	8,514	(4,739)

10	Other financial expenses, net

	Year ended December 31
	2008	2007	2006
Debt issue costs	(11,314)	(9,061)	(13,764)
Net foreign exchange loss (i)	(632,735)	(18,436)	(4,165)
Change in fair value of derivative instruments	(32,480)	2,477	(10,480)
Others	(16,663)	(13,478)	(12,023)
Other financial expenses, net	(693,192)	(38,498)	(40,432)

(i) In fiscal year 2008, includes USD 628.6 million corresponding to the exchange loss derived from the USD denominated borrowings held by Ternium Mexico. The outstanding balance of Ternium Mexico's USD denominated loans at December 31, 2008 amounts to USD 2,968.0 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

11	Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2008 (1)	2007	2006
Current tax	(502,424)	(272,004)	(390,031)
Deferred tax (Note 23)	300,614	(20,109)	23,020
Effect of change in fair value of cash flow hedge	(23,122)	-	-
Recovery of income tax	62,228	-	-
Utilization of previously unrecognized tax losses (Note 23)	-	768	13,967
	(162,704)	(291,345)	(353,044)

(1) Includes the reversal of deferred statutory profit sharing.

Income tax expense for the years ended December 31, 2008, 2007 and 2006 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2008	2007	2006
Income before income tax	880,772	707,216	899,151

Income tax expense at statutory tax rate	(238,822)	(342,932)	(396,319)
Non taxable income	40,785	58,885	68,890
Non deductible expenses	(16,411)	(3,608)	(39,582)
Recovery of income tax	62,228	-	-
Recovery for tax loss carry-forwards	-	768	13,967
Provisions for tax loss carry-forwards	(10,484)	(4,458)	-
Income tax expense	(162,704)	(291,345)	(353,044)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

12	Property, plant and equipment, net

Year ended December 31, 2008	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	523,693	2,011,957	6,280,864	200,070	348,776	70,425	9,435,785
Adjustments corresponding to property, plant and equipment from discontinued operations	(53,818)	(396,730)	(1,711,972)	(30,522)	(114,576)	(37,564)	(2,345,182)
At the beginning of the year, adjusted	469,875	1,615,227	4,568,892	169,548	234,200	32,861	7,090,603

Translation differences	(92,813)	(209,698)	(672,121)	(19,124)	(67,714)	(2,890)	(1,064,360)
Additions	35,171	11,969	929	4,453	481,514	10,221	544,257
Disposals / Consumptions	(146)	(24)	(5,317)	(3,160)	(167)	-	(8,814)
Transfers	-	119,373	137,954	10,456	(267,783)	-	-

Values at the end of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Depreciation
Accumulated at the beginning of the year	-	(552,077)	(1,968,257)	(136,581)	-	(2,239)	(2,659,154)
Adjustments corresponding to property, plant and equipment from discontinued operations	-	39,793	323,548	6,572	-	-	369,913
At the beginning of the year, adjusted	-	(512,284)	(1,644,709)	(130,009)	-	(2,239)	(2,289,241)

Translation differences	-	52,570	203,427	13,459	-	235	269,691
Depreciation charge	-	(72,342)	(248,939)	(12,418)	-	(62)	(333,761)
Disposals / Consumptions	-	-	1,907	2,031	-	-	3,938

Accumulated at the end of the year	-	(532,056)	(1,688,314)	(126,937)	-	(2,066)	(2,349,373)

At December 31, 2008	412,087	1,004,791	2,342,023	35,236	380,050	38,126	4,212,313

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

12	Property, plant and equipment, net (continued)

Year ended December 31, 2007	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	311,516	1,556,693	5,192,816	192,058	351,283	25,587	7,629,953
Adjustments corresponding to property, plant and equipment from discontinued operations	(53,818)	(395,057)	(1,715,554)	(29,673)	(66,415)	(11)	(2,260,528)
At the beginning of the year, adjusted	257,698	1,161,636	3,477,262	162,385	284,868	25,576	5,369,425

Translation differences	1,950	(24,143)	(45,612)	(3,766)	(3,166)	(719)	(75,456)
Acquisition of business	203,586	222,134	1,102,553	9,520	62,791	1,814	1,602,398
Additions	317	8,193	277	2,707	290,914	6,190	308,598
Disposals / Consumptions	(153)	(4,848)	(72,591)	(3,088)	(3,904)	-	(84,584)
Transfers	6,477	252,255	107,002	1,790	(397,303)	-	(29,779)

Adjustments corresponding to property, plant and equipment from discontinued operations, at the end of the year	53,818	396,730	1,711,972	30,522	114,576	37,564	2,345,182
Values at the end of the year	523,693	2,011,957	6,280,863	200,070	348,776	70,425	9,435,784

Depreciation
Accumulated at the beginning of the year	-	(463,372)	(1,701,880)	(128,737)	-	(934)	(2,294,923)
Adjustments corresponding to property, plant and equipment from discontinued operations	-	9,668	158,240	4,008	-	39	171,955
At the beginning of the year, adjusted	-	(453,704)	(1,543,640)	(124,729)	-	(895)	(2,122,968)

Translation differences	-	13,078	40,504	3,290	-	20	56,892
Depreciation charge	-	(74,232)	(223,302)	(10,958)	-	(1,364)	(309,856)
Disposals / Consumptions	-	2,846	62,389	2,190	-	-	67,425
Transfers	-	(272)	19,340	198	-	-	19,266

Adjustments corresponding to property, plant and equipment from discontinued operations, at the end of the year	-	(39,793)	(323,548)	(6,572)	-	-	(369,913)
Accumulated at the end of the year	-	(552,077)	(1,968,257)	(136,581)	-	(2,239)	(2,659,154)
At December 31, 2007	523,693	1,459,880	4,312,606	63,489	348,776	68,186	6,776,630

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

13	Intangible assets, net

Year ended December 31, 2008	Information System Projects	Mining Concessions and Exploration Costs	Customer Relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	108,360	127,434	378,059	78,420	850,702	1,542,975
Adjustments corresponding to intangible assets from discontinued operations	(26,792)	-	-	-	-	(26,792)
At the beginning of the year, adjusted	81,568	127,434	378,059	78,420	850,702	1,516,183

Translation differences	(14,383)	(27,722)	(65,728)	(14,808)	(167,000)	(289,641)
Additions	30,173	13,128	346	-	-	43,647

Values at the end of the year	97,358	112,840	312,677	63,612	683,702	1,270,189

Amortization
Accumulated at the beginning of the year	(52,215)	(21,394)	(13,809)	(6,237)	-	(93,655)
Adjustments corresponding to intangible assets from discontinued operations	14,061	-	-	-	-	14,061
At the beginning of the year, adjusted	(38,154)	(21,394)	(13,809)	(6,237)	-	(79,594)

Translation differences	6,853	5,870	9,056	3,773	-	25,552
Amortization charge	(18,844)	(8,905)	(37,263)	(14,768)	-	(79,780)

Accumulated at the end of the year	(50,145)	(24,429)	(42,016)	(17,232)	-	(133,822)

At December 31, 2008	47,213	88,411	270,661	46,380	683,702	1,136,367

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

13	Intangible assets, net (continued)

Year ended December 31, 2007	Information System Projects	Mining Concessions and Exploration Costs	Customer Relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	68,817	126,819	-	-	397,943	593,579
Adjustments corresponding to intangible assets from discontinued operations	(23,971)	-	-	-	-	(23,971)
At the beginning of the year, adjusted	44,846	126,819	-	-	397,943	569,608

Translation differences	(195)	(107)	1,169	850	(3,017)	(1,300)
Acquisition of business (see note 3)	5,895	-	372,939	77,570	455,776	912,180
Additions	31,022	722	3,951	-	-	35,695

Adjustments corresponding to intangible assets from discontinued operations, at the end of the year	26,792	-	-	-	-	26,792
Values at the end of the year	108,360	127,434	378,059	78,420	850,702	1,542,975

Amortization
Accumulated at the beginning of the year	(31,367)	(12,873)	-	-	-	(44,240)
Adjustments corresponding to intangible assets from discontinued operations	8,509	-	-	-	-	8,509
At the beginning of the year, adjusted	(22,858)	(12,873)	-	-	-	(35,731)
Translation differences	664	(59)	980	(33)	-	1,552
Amortization charge	(15,960)	(8,462)	(14,789)	(6,204)	-	(45,415)
Adjustments corresponding to intangible assets from discontinued operations, at the end of the year	(14,061)	-	-	-	-	(14,061)
Accumulated at the end of the year	(52,215)	(21,394)	(13,809)	(6,237)	-	(93,655)
At December 31, 2007	56,145	106,040	364,250	72,183	850,702	1,449,320

14	Investments in associated companies

	As of December 31,
	2008	2007
At the beginning of the year	44,042	16,284
Adjustments corresponding to investments in associated companies from discontinued operations	(40,227)	(12,866)
At the beginning of the year, adjusted	3,815	3,418

Translation adjustment	(81)	(37)
Equity in earnings of associated companies	1,851	434

Adjustments corresponding to investments in associated companies from discontinued operations, at the end of the year	-	40,227
At the end of the year	5,585	44,042

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

14	Investments in associated companies (continued)

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2008	2007	2008	2007

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	4,287	2,893
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	-	49.80%	-	40,227
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	86	95
Finma S.A.I.F. (4)	Argentina	33.33%	33.33%	1,212	827
				5,585	44,042

(1)	Holding Company. Indirectly through the participation in Alvory S.A.
(2)	See note 29 (ii).
(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4)	Consulting and financial services. Indirectly through the participation in Siderar.

15	Other investments, net – non-current

	As of December 31,
	2008	2007
Time deposits with related parties (i) (Note 30)	15,075	12,673
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	1,680	1,842
Others	193	300
Total	16,948	14,815

 (i) Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.

16	Receivables, net – non-current

	As of December 31,
	2008	2007
Receivables with related parties (Note 30)	492	35,949
Employee advances and loans	16,371	13,078
Advances to suppliers for property, plant and equipment	48,690	13,582
Advances to suppliers for property, plant and equipment with related parties	22,422	5,303
Income tax credit paid on business acquisition (Note 3 (a))	-	138,700
Tax credits	-	14,810
Others	32,390	15,613
Allowance for doubtful accounts (Note 21 )	(170)	(512)
	120,195	236,523

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

17	Receivables - current

	As of December 31,
	2008	2007
Value added tax	87,113	23,073
Tax credits	80,280	118,858
Income tax credit paid on business acquisition (Note 3 (a))	28,214	84,000
Employee advances and loans	7,300	16,918
Advances to suppliers	9,157	38,019
Advances to suppliers with related parties (Note 30)	4,878	2,088
Expenses paid in advance	3,770	14,226
Government tax refunds on exports	6,520	56,056
Receivables with related parties (Note 30)	2,543	21,667
Others	19,216	30,126
	248,991	405,031

18	Inventories, net

	As of December 31,
	2008	2007
Raw materials, materials and spare parts	708,333	723,875
Goods in process	1,069,904	672,656
Finished goods	315,670	360,526
Goods in transit	18,458	229,934
Obsolescence allowance (Note 22)	(124,883)	(82,502)
Valuation allowance (Note 22)	(160,935)	-
	1,826,547	1,904,489

19	Trade receivables, net

	As of December 31,
	2008	2007
Current accounts	627,451	823,540
Trade receivables with related parties (Note 30)	18,891	28,977
Allowance for doubtful accounts (Note 22)	(23,350)	(26,964)
	622,992	825,553

20	Cash, cash equivalents and other investments

	As of December 31,
	2008	2007
(i) Other investments
Deposits (due in more than 90 days)	90,008	65,337

(ii) Cash and cash equivalents
Cash at banks and deposits (due in less than 90 days)	1,065,552	1,125,830

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

21	Allowances and Provisions – non current

	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2008
Values at the beginning of the year	512	57,345
Adjustments corresponding to allowances from discontinued operations	-	(30,426)
At the beginning of the year, adjusted	512	26,919

Translation differences	(20)	(3,662)
Additions	-	11,359
Reversals	(322)	(9,001)
Uses	-	(1,215)
At December 31, 2008	170	24,400

Year ended December 31, 2007
Values at the beginning of the year	1,373	60,543
Adjustments corresponding to allowances from discontinued operations	-	(44,857)
At the beginning of the year, adjusted	1,373	15,686

Translation differences	(33)	(317)
Acquisition of business	-	10,011
Additions	-	3,432
Reversals	(828)	(437)
Uses	-	(1,456)

Adjustments corresponding to allowances from discontinued operations, at the end of the year	-	30,426
At December 31, 2007	512	57,345

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

22	Allowances - current

	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance	Valuation allowance
Year ended December 31, 2008
Values at the beginning of the year	26,964	82,502	-
Adjustments corresponding to allowances from discontinued operations	(867)	(14,754)	-
At the beginning of the year, adjusted	26,097	67,748	-

Translation differences	(2,478)	(19,149)	(39,037)
Reversals	(3,931)	(40,084)	-
Additions	7,113	122,209	199,972
Uses	(3,451)	(5,841)	-
At December 31, 2008	23,350	124,883	160,935

Year ended December 31, 2007
Values at the beginning of the year	25,083	78,779	-
Adjustments corresponding to allowances from discontinued operations	(2,359)	(19,882)	-
At the beginning of the year, adjusted	22,724	58,897	-

Translation differences	(221)	(548)	-
Acquisition of business	4,616	14,357	-
Reversals	(3,493)	(19,569)	-
Additions	3,405	16,541	-
Uses	(934)	(1,930)	-

Adjustments corresponding to allowances from discontinued operations, at the end of the year	867	14,754	-
At December 31, 2007	26,964	82,502	-

23	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2008	2007
At beginning of the year	(1,295,975)	(945,652)
Adjustments corresponding to changes in deferred income tax from discontinued operations	43,675	178,873
At the beginning of the year, adjusted	(1,252,300)	(766,779)

Acquisition of business	-	(481,930)
Translation differences	141,526	16,518
Income statement credit/(charge)	300,614	(20,109)
Adjustments corresponding to changes in deferred income tax from discontinued operations, at the end of the year	-	(43,675)

At end of the year	(810,160)	(1,295,975)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

23	Deferred income tax (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:
Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2008

At beginning of year	(1,131,205)	(166,163)	(146,993)	(60,937)	(1,505,298)
Adjustments corresponding to deferred tax liabilities from discontinued operations	146,150	(21,778)	-	-	124,372
At the beginning of the year, adjusted	(985,055)	(187,941)	(146,993)	(60,937)	(1,380,926)

Translation differences	131,059	6,937	19,592	7,900	165,488
Income statement credit/(charge)	105,654	184,968	26,149	(26,206)	290,565
At end of year	(748,342)	3,964	(101,252)	(79,243)	(924,873)

Deferred tax assets	Provisions	Trade Receivables	Tax loss carry-forwards	Other	Total at December 31, 2008

At beginning of year	73,945	12,843	1,372	121,163	209,323
Adjustments corresponding to deferred tax assets from discontinued operations	(6,634)	-	-	(74,063)	(80,697)
At the beginning of the year, adjusted	67,311	12,843	1,372	47,100	128,626

Translation differences	(13,386)	(2,371)	-	(8,205)	(23,962)
Income statement credit (charge)	18,302	(3,653)	(1,372)	(3,228)	10,049
At end of year	72,227	6,819	-	35,667	114,713

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As of December 31, 2008 and 2007, USD nil and USD 31,793, respectively, have been classified as non-current assets and USD 810,160 and USD 1,327,768, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:

	As of December 31,
	2008	2007
Deferred tax assets to be recovered after more than 12 months	48,189	129,376
Deferred tax liabilities to be settled after more than 12 months	(927,764)	(1,339,333)
	(879,575)	(1,209,957)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities

		As of December 31,
		2008	2007
(i)	Other liabilities - non-current

	Termination benefits	4,187	8,723
	Pension benefits	125,700	317,050
	Related Parties (Note 30)	1,021	1,272
	Other	17,782	6,629
		148,690	333,674

Pension benefits

The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2008	2007
Present value of unfunded obligations	156,359	362,748
Unrecognized prior service costs	(4,657)	(2,137)
Unrecognized actuarial losses	(26,002)	(43,561)
Liability in the balance sheet	125,700	317,050

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	5,589	3,674
Interest cost	14,027	18,290
Amortization of prior service costs	661	580
Net actuarial (gains) losses recognized in the year	1,462	(3,842)
Total included in labor costs	21,739	18,702

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2008	2007
At the beginning of the year	317,050	263,454
Adjustments corresponding to allowances from discontinued operations	(183,821)	(146,932)
At the beginning of the year, adjusted	133,229	116,522

Transfers and new participants of the plan	(139)	258
Total expense	21,739	18,702
Translation differences	(26,006)	185
Contributions paid	(639)	(2,438)

Adjustments corresponding to allowances from discontinued operations, at the end of the year	-	183,821

Effect of companies under joint control (see Note 4 (a))	(2,484)	-

At the end of year	125,700	317,050

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities (continued)

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2008	2007
Discount rate	9.75%	8.75%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2008	2007
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

		As of December 31,
		2008	2007
(ii)	Other liabilities – current
	Payroll and social security payable	88,610	106,755
	Termination benefits	3,620	3,939
	Participation account	-	51,219
	Related Parties (Note 30)	1,563	9,194
	Others	9,583	9,867
		103,376	180,974

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2008 and 2007 were as follows:

	Year ended December 31,
	2008	2007
Contracts with positive fair values:

Foreign exchange contracts	1,516	-
Commodities contracts	-	577
	1,516	577
Contracts with negative fair values:

Interest rate swap contracts	(97,153)	(9,557)
Foreign exchange contracts	(13,553)	(3,736)
Commodities contracts	(12,338)	-
	(123,044)	(13,293)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

 Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed-rate debt. As of December 31, 2008, most of the Company’s long-term borrowings were at variable rates.

Ternium México entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

25	Derivative financial instruments (continued)

On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in November 2011 and March 2012.

On September 21, 2007, Ternium Mexico entered into several interest rate collars that fix the interest rate to be paid over an aggregate notional amount of USD 1,500 million, in an average range of 3.28% to 5.50%. These agreements are due in July 2009.

On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%.  These agreements are due in July 2012. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 70,241 thousand.

b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage this exposure to currencies other than the US Dollar.

During December 2008, Siderar hedged its purchases of machinery denominated in Canadian Dollars with a zero cost collar for a notional amount of CAD 1.9 million and strike prices of 1.17 and 1.30, due in January 2009.

Beginning in November 2008, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount covered as of December 31, 2008 was EUR 9.2 million with an average forward price of 1.30 US Dollars per Euro.

As of December 31, 2008, Prosid Investments had several non-deliverable forward (NDF) agreements with a notional amount of ARS 100 million at an average exchange rate of 3.62 Argentine Pesos per US Dollar. These NDFs cover indirect exposure of short term debt denominated in ARS and are due in January 2009.

During 2003, Ternium Mexico entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican Peso against the US Dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2008, the notional amount totaled USD 52.6 million and the fixed interest rate was 9.30% per annum. This agreement is due on May 27, 2009.

Furthermore, during December 2008, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 14 million, at an exchange rate of 1.43 US Dollars per Euro, to manage its exposure to investments in Euros. This forward is due on January 20, 2009.

The net fair values of the exchange rate derivative contracts as of December 31, 2008 and December 31, 2007 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2008	2007

USD/EUR	Forward	31,935	(423)	-
CAD/USD	Collar	1,613	6	-
MXN/USD	Cross Currency Swap	52,583	(12,678)	(2,486)
MXN/USD	Forward		-	(1,220)
ARS/USD	ND Forward	27,751	1,058	(30)
			(12,037)	(3,736)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

25	Derivative financial instruments (continued)

c) Commodities contracts

Ternium Mexico entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost.

As of December 2008, Ternium Mexico had two structures outstanding with an aggregate notional amount of 7 million MMBTU (100 contracts a month). These structures cover 23% of Ternium Mexico’s natural gas consumption until July 2009. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 12,338 thousand.

			Fair value at December 31,
Contract	Average price	Notional amount	2008	2007
Call – Purchases	9.79/9.55	7,000 MMBTU	129	1,200
Call – Sales	13.50	7,000 MMBTU	(7)	(29)
Put – Sales	9.79@KI 7.50 /9.55@KI 6.80	7,000 MMBTU	(21,248)	(594)
Put – Purchases	6.50	7,000 MMBTU	8,788	-
			(12,338)	577

26	Borrowings

	Year ended December 31,
	2008	2007
(i) Non-current
Bank borrowings	2,336,796	3,683,277
Less: debt issue costs	(10,929)	(7,205)
	2,325,867	3,676,072
(ii) Current
Bank borrowings	945,822	429,287
Less: debt issue costs	(4,362)	(23,048)
	941,460	406,239

Total Borrowings	3,267,327	4,082,311

The maturity of borrowings is as follows:

	Expected Maturity Date
					At December 31, (1)
	2009	2010	2011	2012	2008	2007

Fixed Rate	227,276	-	-	-	227,276	194,638
Floating Rate	714,184	542,882	493,427	1,289,558	3,040,051	3,887,673

Total	941,460	542,882	493,427	1,289,558	3,267,327	4,082,311

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates this carrying amount and is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at the balance sheet date were as follows:

	December 31,
	2008	2007
Bank borrowings	2.79%	6.15%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2008 and 2007, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

26	Borrowings (continued)

Breakdown of borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2008	2007
USD	Floating	3,040,052	3,807,438
USD	Fixed	148,117	188,168
ARS	Fixed	38,754	2,067
MXN	Fixed	40,404	1,812
MXN	Floating	-	82,826
Total bank borrowings		3,267,327	4,082,311

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos

27	Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

(i)	Tax claims

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 21.7 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD 14.1 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December 2006 Siderar made a payment of USD 0.1 million according to the Company´s filing and the Fiscal Court´s approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.7 million as of December 31, 2008 as management considers there is a probable cash outflow.

(ii) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The contracted amount of this outsourcing agreeement totals USD 134.7 million and is due to terminate in 2018.

(b) Siderar, within the investment plan to increase its production capacity, entered into several commitments to acquire new production equipment for a total consideration of USD 223.6 million. Given the severe international financial crisis, its impact in the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan and entered into a renegotiation process to reduce the outflow of cash during 2009.

(c) Siderar, following global steel industry tendencies, entered into several renegotiation processes regarding prices related to certain relevant raw material contracts, considering that the existing contractual terms do not reflect the current market conditions.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

(d) Siderar entered into a contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The contracted amount totals USD 179.5 million and the agreement is due to terminate in 2025.

(e) The production process of Ternium Mexico’s (former Hylsa's plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 28% of Ternium México's electricity needs with the remainder supplied by CFE, the Mexican state-owned utility company. The contract with Iberdrola will terminate in 2027.

Effective January 1, 2008, Iberdrola invoked an early termination clause included in the above mentioned contract in connection with two of the plants located in Puebla and Apodaca.  This early termination clause provides for a ninety-day period before electricity supply is suspended. Accordingly, the termination of the contract and the suspension of the energy supply became effective on March 31, 2008. The contracted electrical demand from these two plants represents approximately 22% of the total demand of 143.2 MW.

(f) Ternium México (former Hylsamex S.A. de C.V. and subsidiaries) entered into 16 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2009 to 2012, include USD 6.3 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2008 accounts for USD 6.0 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Million
2009	4.3
2010-2012	2.0
Total	6.3

(g) On April 5, 2000, several subsidiaries of Ternium México (former Grupo Imsa) which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium México is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits.

(h) On April 1, 2003, Ternium México (former Grupo Imsa, through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to one of Ternium México’s plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Ternium México’s needs during the relevant period and Ternium México has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.

(i) On December 16, 2004, Ternium México (former Grupo Imsa) entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”). During the term of the contract, Ternium México through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Ternium México’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.

Ternium México is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD 14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD 16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD 15.1 million. The initial payment and the due payments described in (ii) above have been made prior to the acquisition of Ternium México by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

(j) On January 19, 2006, Ternium México (former Grupo Imsa, through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Ternium México’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Ternium México’s daily needs for the relevant period. Ternium México has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.

(iii)	Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2008, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2008
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2008	1,231,826
Profit for the year	225,455
Total shareholders equity under Luxembourg GAAP	5,278,295

During the annual general shareholders meeting held on June 4, 2008, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007, and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2008.

28	Earnings per share

As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company´s Initial Public Offering was settled on February 6, 2006.

In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.

Upon consummation of the transactions mentioned above, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2008, 2007 and 2006, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442 and 1,936,833,060 shares, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

28	Earnings per share (continued)

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2008	2007	2006
Profit attributable to equity holders of the Company	715,418	784,490	795,424
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	1,936,833,060
Basic earnings per share (USD per share)	0.36	0.39	0.41
Diluted earnings per share (USD per share)	0.36	0.39	0.41

29	Discontinued operations

(i) Sale of non strategic U.S. assets

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.

(ii) Available for sale assets - Sidor

On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed.  In the meantime, the Venezuelan Government took control of the process of negotiation of the collective labor agreement and excluded Sidor from that process.

On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.

On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published.  The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

29	Discontinued operations (continued)

(ii) Assets held for sale - Sidor (continued)

The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies.  Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.

On May 2, 2008, the Company communicated to the MIBAM, among other things, its consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (“ICSID”) established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States (the “ICSID Convention”). On May 14, 2008, the Company informed the MIBAM, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be submitted to Venezuelan courts.

Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor's operations and Sidor's board of directors ceased to function. Thereafter, Sidor's operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG's appointees to become the committee's president and Sidor's general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor's operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the shares.

On August 29, 2008, Ternium gave further notice to the MIBAM regarding the existence of a controversy under the applicable bilateral investment treaties as a consequence of the nationalization ordered by the President of Venezuela without payment of adequate compensation, and reserved the right to initiate arbitration proceedings before ICSID.

The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor's results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as a financial asset based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interest in Sidor as an available-for-sale investment since management believes it does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Consistent with that treatment, the cost on initial measurement of the Sidor financial asset was its carrying amount at March 31, 2008 (IAS 27, paragraphs 31 and 32), and any difference between the carrying amount and the fair value of the Sidor financial asset at each reporting date shall be recognized directly in equity, except for impairment charges, foreign exchange gains/losses and the application of the effective interest method (IAS 39, paragraph 55(b)).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

29	Discontinued operations (continued)

(ii) Assets held for sale - Sidor (continued)

Ternium is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. In addition, Ternium is entitled to submit the dispute concerning the nationalization to arbitration administered by ICSID, and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to Ternium would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.

In determining fair value though several valuation techniques, as further explained below, in all cases Ternium concluded that the amount of the expected compensation for the Sidor financial asset would be higher than the carrying amount. However, the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, and following the guidance set forth by paragraphs 46 (c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor financial asset at its carrying amount.

Ternium tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, Ternium employs several different valuation techniques. Specifically, Ternium performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies, as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of Ternium's interest in Sidor, as calculated by the Company, exceeds the carrying amount of the Sidor asset at December 31, 2008 (USD 1.3 billion). Consequently, the Company did not recognize any impairment loss in connection with the Sidor financial asset.

The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.

 (iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2008 (1)	2007 (2)	2006 (3)

Net sales	467,618	2,899,049	2,055,582
Cost of sales	(306,744)	(1,833,427)	(1,172,156)
Gross profit	160,874	1,065,622	883,426

Selling, general and administrative expenses	(90,362)	(328,850)	(247,749)
Other operating income (expenses), net	1,080	13,146	(2,915)
Operating income	71,592	749,918	632,762

Financial expenses, net	(15,330)	(13,018)	(8,480)
Loss from Participation Account – Sidor	(96,525)	(701,599)	(670,874)
Income from Participation Account	210,205	419,065	400,713
Equity in (losses) earnings of associated companies	(150)	(7,499)	3,863
Income before income tax	169,792	446,867	357,984

Income tax benefit	41,326	133,058	86,484
Discontinued operations	211,118	579,925	444,468

Reversal of currency translation adjustment - Sidor	(151,504)	-	-
Results from the sale of non strategic U.S. assets - see Note 29 (i)	97,481	-	-
Income from discontinued operations	157,095	579,925	444,468

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.
(2)	Includes the results of Sidor for the period January 1, 2007 up to December 31, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.
(3)	Includes the results of Sidor for the period January 1, 2006 up to December 31, 2006.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

29	Discontinued operations (continued)

(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2008 (1)	2007 (2)	2006 (3)

Cash flows from discontinued operating activities
Net income of from discontinued operations	157,095	579,925	444,468
Adjustments for:
Depreciation and amortization	50,820	217,662	166,518
Income tax accruals less payments	(41,613)	(133,930)	(86,485)
Results from the sale of non strategic U.S. assets	(97,481)	-	-
Reversal of currency translation adjustment - Sidor	151,504	-	-
Changes in working capital and others	107,184	(39,356)	(40,906)
Cash flows from discontinued operating activities	327,509	624,301	483,595
Net cash used in discontinued investing activities	(54,923)	(98,685)	(82,835)
Net cash used in discontinued financing activities	(30,216)	(106,311)	(73,856)
Net cash flows from discontinued operations	242,370	419,305	326,904

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.
(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to December 31, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.
(3)	Includes cash flow movements from Sidor for the period January 1, 2006 up to December 31, 2006.

30	Related party transactions

The Company is controlled by San Faustín, which at December 31, 2008 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.

The following transactions were carried out with related parties:

	Year ended December 31,
	2008	2007
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	-	7
Sales of goods to other related parties	109,036	50,431
Sales of services to associated parties	43	54
Sales of services to other related parties	1,101	4,318
	110,180	54,810
(b) Purchases of goods and services
Purchases of goods from other related parties	61,127	46,049
Purchases of services from associated parties	32,796	24,163
Purchases of services from other related parties	172,708	129,324
	266,631	199,536
(c) Financial results
Income with associated parties	906	534
	906	534

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

30	Related party transactions (continued)

(ii) Transactions involving discontinued operations

During the three-month period ended March 31, 2008 and during the year ended December 31, 2007, Sidor entered into several transactions with related parties outside the Ternium group. These transactions have been included within “Income from discontinued operations” in the consolidated income statements for the years ended December 31, 2008 and 2007. The related amounts are described in the table below:

	Year ended December 31,
	2008	2007

Sales of goods and services to related parties/associated companies	14,644	82,090
Purchases of goods and services to related parties/associated companies	29,947	92,447
Financial income with related parties/associated companies	488	2,932
	45,079	177,469

(iii) Year-end balances	At December 31,
	2008	2007

a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	1,655	937
Receivables from other related parties	20,271	87,744
Advances to suppliers with other related parties	27,302	5,303
Payables to associated parties	(1,164)	(5,084)
Payables to other related parties	(44,047)	(32,346)
	4,017	56,554

(b) Other investments
Time deposit	15,075	12,673
	15,075	12,673

(iv) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2008, 2007 and 2006 amounts to USD 10,955 thousand, USD 9,984 thousand and USD 10,276 thousand, respectively.

31	Cash flow disclosures

		At December 31,
		2008	2007	2006
(i)	Changes in working capital (i)
	Inventories	(821,713)	(59,249)	(204,431)
	Receivables, other investments and others	(35,031)	32,312	45,812
	Trade receivables	(22,535)	68,962	(55,046)
	Other liabilities	20,412	(3,543)	(59,161)
	Trade payables	(212,605)	59,246	116,119
		(1,071,472)	97,728	(156,707)
(ii)	Income tax accruals less payments
	Tax accrued (Note 11)	162,703	291,345	353,044
	Taxes paid	(251,214)	(342,816)	(280,431)
		(88,511)	(51,471)	72,613
(iii)	Interest accruals less payments
	Interest accrued	138,979	135,755	110,500
	Interest paid	(223,130)	(48,175)	(108,263)
		(84,151)	87,580	2,237

(i) Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements

(i) International Financial Reporting Standard 8, “Operating Segments”

In November 2006, the International Accounting Standards Board issued International Financial Reporting Standard 8, “Operating Segments” (“IFRS”). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers.

An entity shall apply IFRS 8 in its annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. If an entity applies IFRS 8 in its financial statements for a period before January 1, 2009, it shall disclose that fact.

The Company's management has not assessed the potential impact that the application of IFRS 8 may have on the Company's financial condition or results of operations.

(ii) International Accounting Standard 23 (revised 2007), “Borrowing Costs”

In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), “Borrowing Costs” (the “Standard”). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.

The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.

The Company's management estimates that the application of IAS 23 (revised 2007) will not have a material effect on the Company's financial condition or results of operations.

 (iii) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company's management estimates that the application of IAS 27 - amended will not have a material effect on the Company's financial condition or results of operations.

(iv) International  Financial Reporting Standard 3 (revised January 2008), “Business combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.  Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

The Company's management estimates that the application of IFRS 3 revised will not have a material effect on the Company's financial condition or results of operations, until a business combination is consummated.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements (continued)

(v) International  Financial Reporting Standard 2 (amended January 2008), “Share-based payments”

In January 2008, the IASB issued International Financial Reporting Standard 2 (amended January 2008), “Share-based payments” (“IFRS 2 revised”). IFRS 2 revised establishes that for equity-settled share-based payment transactions, an entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For goods or services measured by reference to the fair value of the equity instruments granted, IFRS 2 revised specifies that all non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments.

Entities shall apply these amendments to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009. Earlier application is permitted.

The Company's management estimates that the application of IFRS 2 revised will not have a material effect on the Company's financial condition or results of operations.

(vi) Amendments to International Accounting Standard 32 “Financial instruments: presentation” and International Accounting Standard 1 “Presentation of financial statements” (as revised in 2007) - Puttable financial instruments and obligations

In February 2008 the IASB amended International Accounting Standard 32 “Financial instruments: presentation” by requiring some financial instruments that meet the definition of a financial liability to be classified as equity. The amendment addresses the classification of some: (a) puttable financial instruments, and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company's management estimates that the application of IAS 32 (revised 2008) and IAS 1 (revised 2008) will not have a material effect on the Company's financial condition or results of operations.

(vii) Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements”

In May 2008, the IASB amended International Accounting Standard 27 “Consolidated and Separate Financial Statements Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to the accounting for investments in subsidiaries, jointly controlled entities or associates in separate financial statements when reorganizations are established.

Additionally, the IASB amended International Financial Reporting Standard 1 “First-time adoption of international financial reporting standard” (“IFRS 1 – amended”). IFRS 1 – amended includes modifications to the accounting of subsidiaries, jointly controlled entities and associates at cost in the entity´s separate opening IFRS statement of financial position.

Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of IAS 27 – amended and IFRS 1 - amended will not have a material effect on the Company’s financial condition or results of operations.

(viii) Improvements to International Financial Reporting Standards

In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements (continued)

(ix) IFRIC Interpretation 16 –Hedges of net investment in a foreign operation

In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 16 “Hedges of net investment in a foreign operation” (“IFRIC 16”). IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39.

An entity shall apply this Interpretation for annual periods beginning on or after 1 October 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 October 2008, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 16 will not have a material effect on the Company's financial condition or results of operations.

(x) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”

In July 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 - amended”). IAS 39 - amended includes modifications to International Accounting Standard 39 that are related, primarily, to clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of IAS 39 – amended will not have a material effect on the Company’s financial condition or results of operations.

(xi) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures”

In October 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 - amended”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7 – amended”).  The amendments will only permit reclassification of certain non-derivative financial assets recognized in accordance with IAS 39. Financial liabilities, derivatives and financial assets that are designated as at fair value through profit or loss on initial recognition under the fair value option cannot be reclassified. The amendments therefore only permit reclassification of debt and equity financial assets subject to meeting specified criteria and do not permit reclassification into the category of fair value through profit or loss.

Entities shall apply these amendments on or after 1 July 2008. Entities are not permitted to reclassify financial assets in accordance with the amendments before 1 July 2008. Any reclassification of a financial asset made on or after 1 November 2008 will take effect only from the date when the reclassification is made. Any reclassification of a financial asset in accordance with the amendments should not be applied retrospectively to reporting periods ended before the effective date.

The Company’s management estimates that the application of IAS 39 – amended and IFRS 7 - amended will not have a material effect on the Company’s financial condition or results of operations.

33	Financial risk management

1)    Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedgings according to market conditions. These hedgings can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

(i) Foreign exchange rate risk (continued)

The following table shows a breakdown of Ternium’s assessed balance sheet exposure to currency risk as of December 31, 2008. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS

US dollar (USD)	(n/a	)	(2,286.3)	(152.8)
EU euro (EUR)	30.2		(6.4)	55.2
Other currencies	1.1		-	-

We estimate that if the Argentine peso and Mexican peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 24.3 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 33.4 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments was 1.98% and 6.15% for 2008 and 2007, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2008 and 2007, respectively. This nominal weighted average interest rate does not include the effect of derivative financial instruments.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

1.1)  Market Risk  (continued)

(ii) Interest rate risk (continued)

Ternium’s total variable interest rate debt amounted to USD 3,040 million (93% of total borrowings) at December 31, 2008 and USD 3,888 million (95 % of total borrowings) at December 31, 2007.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2008, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2008 would have been USD 34.0 million lower, excluding the effect of derivative contracts mentioned in Note 25 (a).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies, including entering into long-term supply agreements and/or fixing commodity prices for limited periods of time. For further information on long-term commitments, see note 27(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2008, trade receivables total USD 623.0 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 44.7 million, credit insurance of USD 316.3 million and other guarantees of USD 14.4 million.

As of December 31, 2008, trade receivables of USD 534.9 million were fully performing.

As of December 31, 2008, trade receivables of USD 88.1 million were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. These trade receivables as of December 31, 2008, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 23.4 million as of December 31, 2008.  This allowance for doubtful accounts and the existing guarantees are sufficient to cover overdue trade receivables.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2008, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	610.6
EU euro (EUR)	69.2
Argentine peso (ARS)	80.4
Mexican peso (MXN)	230.8
Other currencies	1.1

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

1.3)  Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.

Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The Company has not negotiated additional credit facilities.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date (at December 31, 2008)
USD million	2009	2010	2011	2012	Thereafter

Borrowings	941.5	542.9	493.4	1,289.6	-
Interests to be accrued	53.3	28.0	20.5	15.1	-
Trade payables and other liabilities	503.0	-	-	-	-

Total	1,497.8	570.9	513.9	1,304.7	-

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.37 and 0.39 as of December 31, 2008 and 2007, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2) Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

At December 31, 2008 (in USD thousand)	Loans and receivables	Assets at fair value through profit and loss	Derivatives	Total

(i) Assets as per balance sheet (1)
Receivables	39,626			39,626
Derivative financial			1,516	1,516
Trade receivables	622,992			622,992
Other investments		105,084		105,084
Cash and cash equivalents		1,065,552		1,065,552

Total	662,618	1,170,636	1,516	1,834,770

 (1) It does not include available for sale assets related to discontinued operations- Sidor (see note 29 (ii))

At December 31, 2008 (in USD thousand)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per balance sheet
Other liabilities		104,945	104,945
Trade payables		398,096	398,096
Derivative financial instruments	123,044		123,044
Borrowings		3,267,327	3,267,327

Total	123,044	3,770,368	3,893,412

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to USD 59.5 million (net of taxes for USD 23.1 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under  “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity

Ternium documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

Roberto Philipps

Chief Financial Officer